Exhibit 99.2

NOTICE TO THE READER

The accompanying unaudited interim consolidated financial statements and all information contained in the attached 2011 Second Quarter Report have been prepared by and are the responsibility of the management of the Company.

The Audit Committee of the Board of Directors, consisting of three members, has reviewed the financial statements and related financial reporting matters.

The Company's independent auditors, Ernst & Young LLP, Chartered Accountants, have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statement of Comprehensive Income/(Loss)

(United States dollars)	For the three-month period ended June 30		For the six month period ended June 30
	2011	2010	2011	2010

Sales	$-	$10,144,324	$6,749,680	$18,531,762

Cost and expenses
Cost of sales	-	4,271,226	4,786,574	7,844,352
Amortization	658,146	1,717,289	1,742,435	3,468,684
Royalty expense	-	1,744,953	260,453	2,056,030
Stock-based compensation (note 25)	280,079	564,546	616,227	1,378,474
Interest and accretion on term loans	1,262,468	620,118	1,833,417	647,875
Derivatives - fair value revaluation	(3,021,676)	(2,264,173)	(6,986,110)	(374,173)
Corporate and administrative expenses	3,664,518	2,837,934	5,789,121	4,840,202
	2,843,535	9,491,893	8,042,117	19,861,444
Other (income) expense
Interest income	(15,701)	(9,247)	(22,117)	(12,785)
Write-off of deferred exploration costs	-	-	-	-
Other income	(942,171)	-	(946,014)	(10,000)
Loss on disposal of capital asset	26,752	-	26,752	4,825
Foreign exchange (gain)/loss	647,747	(312,132)	449,637	(436,505)

	(283,373)	(321,379)	(491,742)	(454,465)
Income/(loss) for the period before income tax	(2,560,162)	973,810	(800,695)	(875,217)

Income tax (recovery) expense
Corporate income tax	96,322	(86,003)	(7,981)	(317,719)

Net income/(loss) and comprehensive income/(loss) for the period	(2,656,484)	1,059,813	(792,714)	(557,498)

Attributable to:
Equity owners	$(2,644,081)	$587,520	$(640,692)	$(1,704,018)
Non-controlling interest	(12,403)	472,293	(152,022)	1,146,520

	$(2,656,484)	$1,059,813	$(792,714)	$(557,498)

Earnings/(loss) per share attributable to equity holders (note 8)
Basic	$(0.007)	$0.003	$(0.002)	$(0.002)
Diluted	$(0.007)	$0.003	$(0.002)	$(0.002)

See accompanying notes to the Interim Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statement of Financial Position

As at	June 30	December 31	January 1
(United States dollars)	2011	2010	2010

ASSETS
Non-current
Advances on plant & equipment	$222,626	$1,361,327	$-
Property, plant and equipment (note 10)	38,890,942	30,649,677	9,430,738
Deferred exploration expenditure (note 11)	13,469,238	10,661,320	7,464,937
Deferred development expenditure (note 12)	22,658,973	21,064,312	17,584,116
Mine properties (note 13)	38,704,934	39,197,779	7,203,352
	113,946,713	102,934,415	41,683,143
Current
Cash and cash equivalents (note 14)	11,494,263	4,105,325	5,718,725
Trade and other receivables (note 15)	2,090,324	7,989,736	3,345,241
Inventories (note 16)	13,042,537	6,689,000	3,078,218
Other financial assets (note 17)	2,202,642	1,473,929	198,941
	28,829,766	20,257,990	12,341,125

Total assets	142,776,479	123,192,405	54,024,268

SHAREHOLDERS' EQUITY

Equity attributable to equity owners
Capital and reserves (note 24)	130,714,888	126,412,502	101,743,411
Deficit	(67,508,371)	(66,867,679)	(52,985,295)
	63,206,518	59,544,823	48,758,116
Non-controlling interest	5,208,137	5,682,771	(444,033)
Total shareholders' equity	68,414,655	65,227,594	48,314,083

LIABILITIES

Non-current
Provisions (note 18)	1,176,093	1,119,332	770,010
Derivative financial liabilities (note 19)	23,352,306	18,200,216	-
Interest-bearing loans and borrowings (note 20)	6,388,289	8,979,280	-
Convertible borrowings (note 21)	21,454,854	6,436,133	-
Deferred tax liabilities	6,550,605	6,590,305	-
	58,922,147	41,325,266	770,010
Current
Provisions (note 18)	703,063	967,574	469,305
Trade and other payables (note 22)	5,580,490	8,033,182	4,299,869
Other financial liabilities (note 23)	646,043	818,946	171,001
Interest-bearing loans and borrowings (note 20)	7,672,800	6,429,600	-
Convertible borrowings (note 21)	837,281	390,243	-
	15,439,677	16,639,545	4,940,175

Total liabilities	74,361,824	57,964,811	5,710,185

Commitments, contingencies and contractual obligations (note 27)

Total liabilities and shareholders' equity	$142,776,479	$123,192,405	$54,024,268

See accompanying notes to the Interim Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statement of Changes in Equity
For the six months ended June 30, 2011
(Unaudited-stated in United States dollars)

				Other
		Issued		Reserves	Non-Controlling	Total
Notes		Capital	Deficit	Note 24(d)	Interest	Equity
Balance at January 1, 2010		$97,318,003	$(52,985,295)	$4,425,408	$(444,033)	$48,314,083

Income/(loss) for the year			(13,882,384)		1,109,312	(12,773,072)
Other comprehensive income/(loss)
Total comprehensive income/(loss)		0	(13,882,384)	0	1,109,312	(12,773,072)
Issue of share capital	24	32,585,853				32,585,853
Options granted and vested				2,323,275		2,323,275
Options exercised				(654,896)		(654,896)
Warrants granted and vested				521,560		521,560
Non-controlling interest on amalgamation					9,910,790	9,910,790
Investment in subsidiary				(10,106,702)	(4,893,298)	(15,000,000)
Balance at January 1, 2011		129,903,856	(66,867,679)	(3,491,355)	5,682,771	65,227,593

Income/(loss) for the period			(640,692)		(152,022)	(792,714)
Other comprehensive income/(loss)
Total comprehensive income/(loss)		0	(640,692)	0	(152,022)	(792,714)
Issue of share capital	24	5,932,238			750,000	6,682,238
Options granted and vested				2,401,714		2,401,714
Options exercised				(661)		(661)
Warrants granted and vested				896,485		896,485
Investment in subsidiary				(4,927,389)	(1,072,611)	(6,000,000)
Balance at June 30, 2011		$135,836,094	$(67,508,371)	$(5,121,206)	$5,208,138	$68,414,655

For the six months ended June 30, 2010
(Unaudited-stated in United States dollars)

			Other
	Issued		Reserves	Non-Controlling	Total
Notes	Capital	Deficit	Note 24(d)	Interest	Equity
Balance at January 1, 2010	$97,318,003	$(52,985,295)	$4,425,408	$(444,033)	$48,314,083

Income/(loss) for the period		(1,704,018)		1,146,520	(557,498)
Other comprehensive income/(loss)
Total comprehensive income/(loss)	0	(1,704,018)	0	1,146,520	(557,498)
Issue of share capital	15,053,302				15,053,302
Options granted and vested			1,825,175		1,825,175
Options exercised	36,194		(20,285)		15,909
Warrants granted and vested			521,560		521,560
Non-controlling interest on amalgamation				9,910,790	9,910,790
Balance at June 30, 2010	112,407,499	(54,689,313)	6,751,858	10,613,277	75,083,321

See accompanying notes to the Interim Consolidated Financial Statements

OLYMPUS PACIFIC MINERALS INC.

Consolidated Statement of Deficit

	For the three-month period ended June 30		For the six month period ended June 30
(United States dollars)	2011	2010	2011	2010

Deficit
Beginning of the period	$64,864,290	$55,276,832	$66,867,679	$52,985,295
Loss for the period attributable to equity owners	2,644,081	(587,520)	640,692	1,704,018
Deficit, end of the period	$67,508,371	$54,689,312	$67,508,371	$54,689,313

Consolidated Statement of Cash Flows

	For the three month period ended June 30		For the six month period ended June 30
	2011	2010	2011	2010

Operating activities :
Loss for the period after tax	$(2,656,484)	$1,059,813	$(792,714)	(557,498)
Items not affecting cash
Amortization	658,146	1,717,289	1,742,435	3,468,684
Loss on disposal of capital assets	26,752	-	26,752	4,825
Gain on gold loan principal repayment	(931,959)	-	(931,959)	-
Stock-based compensation expense	280,079	564,546	616,227	1,378,474
Deferred income tax	9,978	(86,003)	(140,324)	(186,104)
Derivatives issuance costs	673,456	-	673,456	-
Derivatives revaluation	(3,021,676)	(2,264,173)	(6,986,110)	(374,173)
Interest and accretion of term loans	480,548	268,050	550,778	268,050
Unrealized foreign exchange	341,385	(253,303)	364,175	(105,711)
ARO adjustment (net)	19,623	8,949	38,931	20,954
Changes in non-cash working capital balances
Trade and other receivables and other financial assets	4,702,185	(1,119,202)	5,016,098	(4,564,926)
Trade and other payables	(5,810,645)	5,574,982	(2,159,204)	4,581,958
Inventory	(5,769,840)	(669,636)	(5,861,157)	(751,206)
Cash provided by/(used in) operating activities	(10,998,453)	4,801,312	(7,842,617)	3,183,327.00

Investing activities :
Cash acquired in amalgamation (note 9)	-	-	-	45,643
Deferred exploration and development costs	(3,649,921)	(2,396,840)	(6,350,736)	(4,205,925)
Investment in subsidiary	(6,000,000)	-	(6,000,000)	-
Acquisition of property, plant and equipment	(3,213,827)	(9,494,826)	(6,871,176)	(10,374,277)
Cash used in investing activities	(12,863,748)	(11,891,666)	(19,221,912)	(14,534,559)

Financing activities :
Capital lease payments	(101,160)	-	(209,906)	(67,410)
Convertible notes issued	28,732,255		28,732,255	11,481,794
Gold loan notes issued	-	20,565,905	-	20,565,905
Share issue cost	-		-	-
Shares issued, net of costs	-	36,194	5,498,220	309,720
Proceeds from options exercised	-	-		-
Capital contributions from JV partner	750,000	-	750,000	-
Cash provided by financing activities	29,381,095	20,602,099	34,770,569	32,290,009

Increase/(decrease) in cash during the period	5,518,894	13,511,745	7,706,040	20,938,777

Cash - beginning of the period	6,290,097	13,258,515	4,105,325	5,718,725

Effect of foreign exchange rate changes on cash	(314,728)	(173,553)	(317,102)	(60,795)

Cash - end of the year	$11,494,263	$26,596,707	$11,494,263	26,596,707

Supplemental information:
Interest paid	$781,920	$-	$1,282,641	-
Income taxes paid	$1,646,076	$489,956	$-	-

See accompanying notes to the Interim Consolidated Financial Statements